82-03927

ทะเบียนเลขที่ / Registration No. 0107535000206
บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
A Company of PTT Group

RECEIVED
2007 APR -9 P 1:46

PTTEP No. 1.910/128/2007

Finance Dept.
Tel.0-2537-4512, 0-2537-4611

April 5, 2007

07022441

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

SUPPL

Dear Sir,

Subject: Resignation of a Director

PTT Exploration and Production Public Company Limited or PTTEP would like to announce that Mr. Wisudhi Srisuphan, a member of the Board of Directors, has resigned from PTTEP directorship, effective 2nd April 2007. The PTTEP Nominating Committee will proceed with the selection of a new member in due course.

Yours sincerely,

Maroot Mrigadat
President

PROCESSED
APR 1 2 2007
THOMSON
FINANCIAL

END